UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) April 5, 2018

salesforce.com, inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-32224	94-3320693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

(Address of principal executive offices)

Registrant’s telephone number, including area code: (415) 901-7000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01 Entry into a Material Definitive Agreement.

On April 5, 2018, salesforce.com, inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (the “Representatives”), on behalf of the several Underwriters listed in Schedule A thereto (the “Underwriters”) pursuant to which the Company agreed to issue and sell to the Underwriters $1,000,000,000 in aggregate principal amount of the Company’s Senior Notes due 2023 (the “2023 Notes”) and $1,500,000,000 in aggregate principal amount of the Company’s Senior Notes due 2028 (the “2028 Notes,” and together with the 2023 Notes, the “Notes”) in a registered public offering (the “Offering”). On April 11, 2018, the Company executed the Indenture (the “Base Indenture”) between the Company and U.S. Bank National Association, as trustee (the “Trustee”) and executed the First Supplemental Indenture thereto (the “Supplemental Indenture”), between the Company and the Trustee, in connection with the sale of the Notes.

The sale of the Notes was made pursuant to the Company’s Registration Statement on Form S-3 (Registration No. 333-222133), including a preliminary prospectus supplement dated April 2, 2018 to the prospectus contained therein dated December 18, 2017, filed by the Company with the Securities and Exchange Commission (the “SEC”), pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), and a free writing prospectus dated April 5, 2018, filed by the Company with the Commission, pursuant to Rule 433 under the Securities Act.

The 2023 Notes mature on April 11, 2023 and the 2028 Notes mature on April 11, 2028, unless earlier repurchased or redeemed, if applicable. The Notes are the Company’s unsecured, unsubordinated debt obligations and rank equally in right of payment with all of the Company’s other unsecured and unsubordinated debt obligations from time to time outstanding.

The 2023 Notes will bear interest at the rate of 3.250% per year and the 2028 Notes will bear interest at the rate of 3.700% per year. Interest on the Notes will be payable semiannually in arrears on April 11 and October 11 of each year and on the maturity date, beginning on October 11, 2018. The Company will make each interest payment to the holders of record at the close of business on March 26 or September 26, as the case may be, immediately preceding the relevant interest payment date.

The Company may redeem some or all of the Notes of each series at the applicable redemption price, as described in the Supplemental Indenture.

On March 20, 2018, the Company entered into an Agreement and Plan of Merger (as amended, supplemented, restated or modified from time to time, the “Merger Agreement”) by and among the Company, Malbec Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), and MuleSoft, Inc., a Delaware corporation (“MuleSoft”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, Purchaser commenced an exchange offer on April 2, 2018 (the “Exchange Offer”) to purchase all of the issued and outstanding shares of Class A common stock, $0.000025 par value per share, of MuleSoft and Class B common stock, $0.000025 par value per share, of MuleSoft at a price per share of $36.00 in cash and 0.0711 of a share of common stock, $0.001 par value per share, of the Company, plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes. Promptly following the completion of the Exchange Offer, subject to the satisfaction of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into MuleSoft, with MuleSoft surviving as a wholly owned subsidiary of the Company. The acquisition of MuleSoft by the Company is referred to in this Form 8-K as the “Acquisition.” The Company intends to use the net proceeds of the Offering to partially fund the cash consideration payable by the Company for the Acquisition and to pay related fees, costs and expenses. In the event that the Acquisition is not consummated, the Company expects to use the proceeds of the 2028 Notes for general corporate purposes and the repayment of debt.

If the consummation of the Acquisition does not occur on or before April 20, 2019 or the Company notifies the Trustee that it will not pursue the consummation of the Acquisition, the Company will be required to redeem the 2023 Notes then outstanding at a redemption price equal to 101% of the principal amount of the 2023 Notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption (the “Special Mandatory Redemption”), in accordance with the terms of the Supplemental Indenture. The 2028 Notes are not subject to the Special Mandatory Redemption.

The Indenture contains customary events of default with respect to the Notes, including failure to make required payments, failure to comply with certain agreements or covenants and certain events of bankruptcy and insolvency. Events of default under the Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the Notes. If any other event of default under the Indenture occurs and is continuing with respect to a series of Notes, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes of such series may declare the acceleration of the amounts due under the applicable Notes.

The foregoing descriptions of the Underwriting Agreement, the Notes, the Base Indenture and the Supplemental Indenture are qualified in their entirety by reference to the full text of the Underwriting Agreement, which is included as Exhibit 1.1 to this Form 8-K, the Base Indenture, which is included as Exhibit 4.1 to this Form 8-K, the Supplemental Indenture, which is included as Exhibit 4.2 to this Form 8-K, and the forms of Notes, which are included as Exhibits 4.3 and 4.4 to this Form 8-K, and each of which is incorporated into this Form 8-K. Wachtell, Lipton, Rosen & Katz provided the Company with the legal opinion attached to this Form 8-K as Exhibit 5.1.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description contained under Item 1.01 above is hereby incorporated by reference in its entirety into this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement, dated April 5, 2018, among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (acting as Representatives of the several Underwriters named in Schedule A thereto)

4.1	Indenture, dated April 11, 2018, between the Company and U.S. Bank National Association, as trustee

4.2	First Supplemental Indenture, dated April 11, 2018, between the Company and U.S. Bank National Association, as trustee

4.3	Form of 2023 Notes (included in Exhibit 4.2)

4.4	Form of 2028 Notes (included in Exhibit 4.2)

5.1	Opinion of Wachtell, Lipton, Rosen & Katz, relating to the Notes (including the consent required with respect thereto)

Forward-Looking Statements

This report contains forward-looking information related to the Company, MuleSoft and the Acquisition that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this report include, among other things, statements about the potential benefits of the proposed Acquisition, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed Acquisition. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed Acquisition on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed Acquisition, including having a sufficient number of MuleSoft’s shares being validly tendered into the Exchange Offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the Acquisition and realize expected synergies; the ability to realize the anticipated benefits of the proposed Acquisition, including the possibility that the expected benefits from the proposed Acquisition will not be realized or will not be realized within the expected time period; disruption from the Acquisition making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed Acquisition on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs from the Acquisition; unknown liabilities; the risk of litigation or regulatory actions related to the proposed Acquisition; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risks and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor. The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

The Company commenced the Exchange Offer on April 2, 2018. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any Exchange Offer materials that the Company, its acquisition subsidiary and MuleSoft has filed or will file with the SEC. At the time the Exchange Offer was commenced, the Company filed a tender offer statement on Schedule TO and a registration statement on Form S-4, and MuleSoft filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Exchange Offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other Exchange Offer documents are available to all MuleSoft stockholders at no expense to them. The Exchange Offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other Exchange Offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated April 5, 2018, among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (acting as Representatives of the several Underwriters named in Schedule A thereto)

4.1	Indenture, dated April 11, 2018, between the Company and U.S. Bank National Association, as trustee

4.2	First Supplemental Indenture, dated April 11, 2018, between the Company and U.S. Bank National Association, as trustee

4.3	Form of 2023 Notes (included in Exhibit 4.2)

4.4	Form of 2028 Notes (included in Exhibit 4.2)

5.1	Opinion of Wachtell, Lipton, Rosen & Katz, relating to the Notes (including the consent required with respect thereto)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

salesforce.com, inc.

By:	/s/ Mark Hawkins
Mark Hawkins
President and Chief Financial Officer

Dated: April 11, 2018